FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 10, 2008

Commission File Number 000-28522

ASE Test Limited
( Exact name of Registrant as specified in its charter)

10 West Fifth Street Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: March 10, 2008 By:	/s/ Kenneth Hsiang
Name:	Kenneth Hsiang
Title:	Chief Financial Officer

English translation of public announcement by Far Eastern International Bank, depositary of ASE Test Limited Taiwan depositary shares, on the website of Taiwan Stock Exchange

Seq. No.	3	Date of Announcement	March 7, 2008	Time of Announcement	09:04:36
Spokesman	Yang, Tang-Rong Trust Department, Far Eastern International Bank	Title of the Spokesman	Manager	Telephone number of the Spokesman	(02)23123636
Subject	ASE Test Limited is to convene the first special meeting of shareholders in 2008
To which item it meets	Subparagraph 17, Article 2		Date of Event	March 6, 2008
Statement
1. Date of the Board of Directors resolution: March 6, 2008
2. Date for convening the special shareholders’ meeting: May 6, 2008
3. Location for the special shareholders’ meeting: To be announced upon receipt of the notice
4. Cause or subjects for convening the meeting: The first special meeting of shareholders in 2008
5. Book closure starting date: March 26, 2008
6. Book closure ending date: March 26, 2008
7. Other matters that need to be specified:
(1)   The date of the occurrence of the event and the date of the Board of Directors resolution are the same as the date of the receipt by the Depositary of the notice to convene the meeting.
(2)   The Record Date was scheduled by ASE Test Limited on March 24, 2008 New York time, USA, which makes March 25, 2008, Taiwan time the record date of the roster (the last day of record) for TDR holders.  The special shareholders’ meeting will be held on May 6, 2008 Taiwan time.
(3)   Agenda of the special shareholders’ meeting: To approve the proposed acquisition by ASE Inc. of the outstanding ordinary shares of ASE Test that ASE Inc. does not directly or indirectly own, by way of a scheme of arrangement under Singapore law.
(4)   The book closure period of the shareholder roster of the US underlying shares will be from March 6, 2008 to March 24, 2008 (New York time, USA).  According to the Deposit Agreement, the Depositary will cease the withdrawal of the underlying shares during such period.